1160330

CONFORMED

3-1-02

02026559

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1-15250

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Bradesco
Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, March 25, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We hereby inform that we will be publishing in the Press on March 27th, a Communication with the following tenor:

"Banco Bradesco S.A. (Bradesco) advises its stockholders, customers and the market that, following the conclusion of the due diligence and approval of the operation by the competent authorities, on March 25, 2002, it signed with the controllers of Banco Mercantil de São Paulo S.A. (Mercantil), on a definitive basis, the documents formalizing the transfer of Mercantil's controlling interest to Bradesco, pursuant to the Stock Purchase and Sale Agreement and other Covenants Under Private Signature, of January 13, 2002.

The operation involved the purchase of 2,764,959,259 common stocks and 2,277,767,313 preferred stocks of Mercantil, representing 90.11% of the voting capital and 74.23% of the non-voting capital, at the amount R$1,361.8 million, corresponding to R$0.270047 per stock, of which R$544.8 million will be paid in Subordinated Debt, with the term of ten years.

Bradesco will make a public offer for the acquisition of the common stocks held by the Mercantil stockholders, at the amount equivalent to 80% of the price paid per stock to the stockholders forming the control block, in conformity with the provision in Article 254-A of Law 6404/76.

With this operation, Bradesco reaffirms its objectives of strengthening its presence and performance in the market, increasing returns to scale and maximizing the return on investments of its stockholders.

All the services offered by Mercantil will continue to be provided as usual to its customers, who will now also have access to the Bradesco Service Network."

Sincerely yours,
Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

Mod. 1.067-6

Bradesco
Banco Bradesco S.A.

Cidade de Deus, March 27, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

Ref.: **Value paid for Banco Mercantil's Acquisition.**

In light of the news published in the financial section of the Valor newspaper, where "Bradesco will pay R$1.75 billion for a 100% share of Banco Mercantil", we would like to clarify the following points:

1) The amount paid to the controlling shareholders (82.2 % of the total capital) was R$1.361,8 million, being R$544,8 million in subordinated debt with a 10-year maturity.

2) According to the Brazilian new corporate law ("Nova Lei das SAs"), Bradesco will make a cash offer, at sight, to the minority shareholders, who hold ordinary shares (4.9% of the total capital) for the value corresponding to 80% of the amount paid to the controlling shareholders.

   In this way, if all shareholders take this offer under the mentioned conditions above, Bradesco will pay R$65.6 million for these shares.

Sincerely,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

Mod. 1.062-6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BRADESCO S.A.

Date: March 28, 2002

By: /s/ Luiz Carlos Trabuco Cappi
Name: Luiz Carlos Trabuco Cappi
Title: Executive Vice President and
Investor Relations Director